

May 11, 2009

Via U.S. Mail and Facsimile (303-494-6309)

Dian Min Ma
Chief Executive Officer
China Ruitai International Holdings Co., Ltd.
Wenyang Town
Feicheng City
Shandong, China 271603

> **Re: China Ruitai International Holdings Co., Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 0-04494**

Dear Mr. Ma:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from disclosure on page 46 of your 10-K that you export products to customers in Iran and that sales to Iran represented 4.84% of your total 2008 sales. Iran is identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to Iran, and any

agreements, commercial arrangements, or other contacts you have had with the government of Iran or entities controlled by the government. In this regard, we note from page 5 that your products are used in the petroleum industry. Please tell us whether your products are used in the Iranian petroleum industry and, if so, the nature of their uses. Please also tell us whether the government of Iran or any of its affiliates is a customer.

2. We note the disclosure on page 5 that you sell to customers in the Middle East. Please provide the same information requested above for Iran with respect to any contacts with Syria or Sudan, countries generally understood to be encompassed by references to the Middle East. As you may know, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.

3. Please discuss the materiality of your described contacts with Iran. In your response, tell us whether those contacts constitute a material investment risk for your security holders. You should address materiality both in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years, and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran. Please also provide the same information for any contacts with Syria or Sudan, if applicable.

4. Please tell us whether you must receive any government licenses or special permits to export chemicals to Iran, and discuss any applicable U.S. regulations.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

       Sincerely,

       Cecilia Blye, Chief
       Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance

       Gary Joiner, Esq. via facsimile